SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                         THE HALLWOOD GROUP INCORPORATED
                                 (Name of Issuer)

                                   COMMON STOCK
                         (Title of Class of Securities)

                                   406364 307
                                 (CUSIP Number)

                               Cathleen M. Osborn
                       Vice President and General Counsel
                          Hallwood Energy Corporation
       4582 S. Ulster Street Parkway, Suite 1700, Denver, Colorado 80237
                                 (303) 850-7373
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 14, 1995
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

      Check the following box if a fee is being paid with this statement ( ).
      (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.).

CUSIP NO.  406364 307
___________________________________________________________________
      1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
               Hallwood Energy Corporation
               I.R.S. Identification No. 75-1319083
___________________________________________________________________
      2)    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  ( )
            (b)  ( )
___________________________________________________________________
      (3)   SEC Use Only
___________________________________________________________________
      (4)   Source of Funds (See Instructions)        WC
___________________________________________________________________
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ( )
___________________________________________________________________
      (6)   Citizenship or Place of Organization      Texas
___________________________________________________________________
Number of         (7)  Sole Voting Power           970,539 Shares
Shares Bene-   ____________________________________________________
ficially          (8)  Shared Voting Power                  0
Owned by       ____________________________________________________
Each Report-      (9)  Sole Dispositive Power      970,539 Shares
ing Person     ____________________________________________________
  With            (10) Shared Dispositive Power             0
___________________________________________________________________
      (11) Aggregate Amount Beneficially Owned by Each Reporting Person 970,539 Shares
___________________________________________________________________
      (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
___________________________________________________________________
      (13)  Percent of Class Represented by Amount in Row (11)  15.2%
___________________________________________________________________
      (14)  Type of Reporting Person (See Instructions)   CO
___________________________________________________________________


Item 1.  Security and Issuer

      This statement relates to Shares of Common Stock (the "Shares") in the Hallwood Group Incorporated, a Delaware corporation ("HGI") having its principal executive offices 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

Item 2.  Identity and Background

      (a) - (c)   The Shares are directly owned by Hallwood Energy Corporation, a Texas corporation ("HEC"). HEC's principal office is at 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. HEC is a publicly traded Texas corporation engaged in the development, production and sale of oil and gas through its ownership of oil and gas properties and its investments in entities with oil and gas activities.

      HGI owns 70.2%, on a fully diluted basis, of the stock of HEC.

      The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) of each executive officer and director of HEC is set forth below.

      Anthony J. Gumbiner, 3710 Rawlins, Suite 1500, Dallas, Texas 75219. Mr. Gumbiner is Chief Executive Officer and Director of HEC. He is also Chief Executive Officer and a director of HGI.

      Brian M. Troup, 3710 Rawlins, Suite 1500, Dallas, Texas 75219. Mr. Troup is a Director of HEC. He is also President and Chief Operating Officer and a director of HGI.

      Hans-Peter Holinger, 3710 Rawlins, Suite 1500, Dallas, Texas 75219. Mr. Holinger is a Director of HEC.

      William L. Guzzetti, 3710 Rawlins, Suite 1500, Dallas, Texas 75219. Mr. Guzzetti is President and Director of HEC. He is also an Executive Vice President of HGI.

      Rex A. Sebastian, 2655 Villa Creek, Suite 274, Dallas, Texas 75234. Mr. Sebastian is a director of HEC.

      Nathan C. Collins, 56 Main Street, Flemington, New Jersey 08822. Mr. Collins is President of Flemington National Bank, and he is a director of HEC.

      Russell P. Meduna, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Meduna is Executive Vice President of HEC.

      William H. Marble, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Marble is Vice President of HEC.

      Cathleen M. Osborn, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Ms. Osborn is Vice President and Secretary of HEC.

      Robert S. Pfeiffer, 4582 South Ulster Street Parkway, Suite 1700, Denver, Colorado 80237. Mr. Pfeiffer is Vice President and Assistant Secretary of HEC.

      (d) During the last five years, none of the entities or the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years none of the entities or the individuals listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Except for Mr. Gumbiner and Mr. Troup who are citizens of the United Kingdom and Mr. Holinger who is a citizen of Switzerland, each of the executive officers and directors of HEC is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

      As of June 16, 1995, HEC holds 970,539 Shares in its own name.

      Since February 1992, HEC has owned 896,000 Shares. HEC purchased an additional 74,539 Shares on and after April 21, 1995. The source of all funds for all purchases was HEC's working capital.

Item 4.  Purpose of Transaction

      HEC has acquired the Shares for investment. HEC may, subject to market conditions and other factors deemed relevant by it, purchase additional shares from time to time either in open market purchases, privately negotiated transactions or otherwise.

      HEC intends to review on a continuing basis its investment in the Shares and HGI's business affairs and financial condition, as well as conditions int he securities markets and general economic and industry conditions. HEC may in the future take such actions in respect of its investment in the Shares as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Shares or disposing of the Shares it now holds or hereafter acquires.

Item 5.  Interest in Securities of the Issuer.

      HEC directly owns 970,539 Shares, or 15.2% of the outstanding Shares; HEC has sole power to vote and dispose of the 970,539 Shares. The directors of HEC listed in response to Item 2 in the original filing and Amendment No. 1 may be deemed to share beneficial ownership of the Shares. Alpha Trust beneficially owns 1,188,670 Shares of HGI (18.6%) and Epsilon Trust beneficially owns 792,448 Shares of HGI (12.4%). Mr. Gumbiner has the power to designate and replace the trustees of Alpha Trust and Epsilon Trust.

      No transactions in the Shares, other than as described below, have been reported by HEC or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days. During the past 60 days, HEC purchased 74,539 Shares in the open market as follows:

       Trade              Number of              Price
        Date               Shares              Per Share

      4/21/95                 133                $  3
      5/02/95               1,010                   3
      5/05/95               1,510                   3
      5/09/95               1,789                   3
      5/10/95               1,789                   3
      5/11/95               1,789                   3
      5/19/95                 906                   3
      5/22/95                 356                   3
      5/25/95                 156                   3
      5/30/95                 101                   3
      5/31/95               2,200                   3
      6/01/95                 100                   3
      6/02/95               2,200                   3
      6/02/95              15,000                   3.125
      6/05/95               2,600                   3
      6/06/95                 900                   3
      6/06/95              20,000                   3.125
      6/12/95                 700                   3
      6/13/95              15,000                   3
      6/14/95               2,100                   3
      6/15/95               2,100                   2.875
      6/16/95               2,100                   2.875

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None

Item 7.  Material to be Filed as Exhibits

      None


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Hallwood Energy Corporation




                                 By: Cathleen M. Osborn
                                        Cathleen M. Osborn
                                        Vice President

Dated: June 19, 1995